09055802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING * April 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stanford Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2570 West El Camino Real, Suite 520
(No. and Street)

Mountain View	California	94040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Helen A. Dietz (650) 941-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Johnson & Kurn, LLP
(Name – *if individual, state last, first, middle name*)

1232 Belmont Avenue	San Carlos,	California	94070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FEB 2 7 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Helen A. Dietz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanford Investment Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Helen A Dietz
Signature

President-CEO
Title

Lisa M Barnea
Notary Public

LISA M. BARNEA
Commission # 1555119
Notary Public - California
Santa Clara County
My Comm. Expires Mar 3, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnson & Kurn, LLP

1232 BELMONT AVENUE • SAN CARLOS, CA 94070
TELEPHONE (650) 592-2967
FACSIMILE (650) 592-2983

Independent Auditors' Report

Board of Directors
Stanford Investment Group, Inc.

We have audited the accompanying statement of financial condition of Stanford Investment Group, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Investment Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Carlos, California
January 28, 2009

Johnson & Kurn, LLP

Stanford Investment Group, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$541,233
Commissions receivable	13,552
Office equipment, net of accumulated depreciation of $142,948	44,489
	$599,274

Liabilities and Stockholders' Equity

Liabilities:	
Wages and commissions payable	$ 5,420
Income taxes payable	3,685
Total Liabilities	9,105
Stockholders' Equity:	
Common stock, no par value:	
Authorized - 500,000 shares;	
Issued and outstanding – 265,000 shares	9,800
Retained earnings	580,369
Total Stockholders' Equity	590,169
	$599,274

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Operations
For the Nine Months Ended December 31, 2008

Revenues:	
Commissions	$ 565,706
Investment advisory, insurance, and planning services	2,351,017
Other income	3,562
Interest income	2,710
Total Revenues	2,922,995
Expenses:	
Salaries and employee benefits	2,028,816
Rent	173,820
Commissions	113,521
Other operating expenses	409,567
Total Expenses	2,725,724
Income Before Income Taxes	197,271
Provision For Income Taxes	2,485
Net Income	$ 194,786

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Stockholders' Equity
For the Nine Months Ended December 31, 2008

	Common Stock	Retained Earnings	Total
Balances, Beginning of Period	$ 9,800	$385,583	$395,383
Net Income	-	194,786	194,786
Balances, End of Period	$ 9,800	$580,369	$590,169

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Cash Flows
For the Nine Months Ended December 31, 2008

Cash Flows From Operating Activities:	
Net income	$194,786
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	19,156
Decrease in commissions receivable	81,341
Increase in wages and commissions payable	4,188
Decrease in income taxes payable	(4,633)
Decrease in deferred income taxes	(2,000)
Net Cash Provided by Operating Activities	292,838
Cash Flows From Investing Activities:	
Purchase of office equipment	(1,028)
Net Cash Used in Investing Activities	(1,028)
Net Increase in Cash and Cash Equivalents	291,810
Cash and Cash Equivalents, Beginning of Period	249,423
Cash and Cash Equivalents, End of Period	$541,233

See Accompanying Notes to Financial Statements

1. Summary of Significant Accounting Policies

Nature of the Business

Stanford Investment Group, Inc. (Company) was incorporated in the state of California in 1981. It is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the SEC under the Investment Advisory Act of 1940.

Method of Accounting

The Company uses the accrual method of accounting for financial reporting and the cash method of accounting for income tax purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Some of the Company's cash is held in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk.

Investment Advisory Income

Investment advisory fees are billed quarterly, and are included in income when received.

Income Taxes

Effective April 1, 2008, the stockholders of the corporation elected to be taxed under the provisions of the Internal Revenue Code as an S Corporation and changed their year end to December 31st. Under those provisions, the taxable income or losses of the Company are taxable to the Company's stockholders on an individual basis. The Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. The Company could also be subject to the built-in gains tax during the first ten years of the S election if certain events occur.

Deferred taxes on income have been provided on differences between book and taxable income. These differences arise primarily from the use of the cash method of accounting for tax purposes and the excess of depreciation for tax purposes over the amount for financial reporting purposes.

1. Summary of Significant Accounting Policies (continued)

Office Equipment

Office equipment is stated at cost and is depreciated using accelerated and straight-line methods over 5 to 7 years.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $527,203, which was $522,203 in excess of its required net capital of $5,000. The Company's net capital ratio was .02 to 1.

3. Retirement Plan

The Company adopted a 401 (k) Plan comprised of a salary reduction provision and an employer contribution component, which covers substantially all employees. Employer contributions to the plan consist of a matching provision on employee's contributions and a discretionary company contribution. Employer contributions made to the plan totaled $39,572 for the period.

4. Lease Commitments

The Company leases its office facilities under an operating lease which expires on September 30, 2011. Included in lease expense is the Company's pro-rata share of the building's operating expenses. Future minimum payments under the operating lease are as follows:

Years Ending December 31,	
2009	224,000
2010	231,000
2011	178,000
	$ 633,000

5. Income Taxes

The provision for income taxes represents the 1.5% income tax for the California franchise tax.

Current tax expense:	
Federal	$ -
California	4,485
Net current tax expense	4,485
Deferred tax benefit:	
Deferred tax benefit	(2,000)
Provision for income taxes	$ 2,485

6. Subsequent Event

The Company paid approximately $117,000 in cash distributions to its shareholders in January 2009.

7. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $9,118.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule I Page 1 of 2

BROKER OR DEALER Stanford Investment Group, Inc. as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 590,169	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital			590,169	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 590,169	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 52,621	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(52,621)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 537,548	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	10,345	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(10,345)	3740
10. Net Capital			$ 527,203	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Schedule I Page 2 of 2

BROKER OR DEALER Stanford Investment Group, Inc. as of 12/31/2008

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	607	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	522,203	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	526,292	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	9,105	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	9,105	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	2%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Stanford Investment Group, Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2008

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and is therefore not subject to the reserve requirements of Rule 15c3-3.

Stanford Investment Group, Inc.
Information Relating to the Possession
or Control Requirements under Rule 15c3-3
December 31, 2008

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2008

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Indebtedness
Computation per respondent	$528,888	$ 5,420
Reconciliation:		
Income tax accrual – payable with tax return	(3,685)	3,685
Income tax accrual – deferred tax	2,000	
Differences	(1,685)	3,685
Computation per Schedule I	$527,203	$ 9,105

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computation

The reconciliation between the computation per Schedule II and the respondent's computations is as follows:

Calculation per respondent	$ 0
Calculation per Schedule II	$ 0

Johnson & Kurn, LLP

1232 BELMONT AVENUE • SAN CARLOS, CA 94070
TELEPHONE (650) 592-2967
FACSIMILE (650) 592-2983

Board of Directors
Stanford Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stanford Investment Group, Inc. (the Company), for the nine months ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal Control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson & Kern, LLP

San Carlos, California
January 28, 2009

STANFORD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2008